SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34436; 812-15246

Oaktree Fund Advisors, LLC and Oaktree Diversified Income Fund Inc.

December 10, 2021

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of an application under section 6(c) of the Investment Company Act of 1940 (the "Act")
for an exemption from sections 18(a)(2), 18(c), and 18(i) of the Act, under sections 6(c) and
23(c) of the Act for an exemption from rule 23c-3 under the Act, and for an order pursuant to
section 17(d) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain registered closed-end
management investment companies to issue multiple classes of shares and to impose asset-based
distribution and/or service fees, and early withdrawal charges ("EWCs").

Applicants: Oaktree Diversified Income Fund Inc. (the "Initial Fund") and Oaktree Fund
Advisors, LLC (the "Adviser" and together with the Initial Fund the "Applicants").

Filing Dates: The application was filed on July 9, 2021, and amended on September 24, 2021
and December 3, 2021.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless
the Commission orders a hearing. Interested persons may request a hearing by e-mailing the
Commission's Secretary at Secretarys-Office@sec.gov and serving applicants with a copy of the
request, personally or by mail. Hearing requests should be received by the Commission by 5:30
p.m. on January 4, 2022 and should be accompanied by proof of service on the applicants, in the
form of an affidavit, or for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act,

hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov.

Addresses: The Commission: Secretarys-Office@sec.gov. Applicants: Michael R. Rosella, Esq., Vadim Avdeychik, Esq., Paul Hastings LLP, 200 Park Avenue, New York, New York 10166; Brian Hurley, Esq., Oaktree Diversified Income Fund Inc., Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York 10281-1023.

FOR FURTHER INFORMATION CONTACT: Deepak T. Pai, Senior Counsel, at (202) 551-6876 or Trace W. Rakestraw, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Initial Fund is a newly organized Maryland corporation that is registered under the Act as a closed-end management investment company. The Initial Fund is classified as a diversified investment company as defined under section 5(b)(1) of the Act. The Initial Fund operates as an "interval fund" pursuant to rule 23c-3 under the Act and continuously offers its shares.

2.   The Adviser is a Delaware limited liability company registered as an investment adviser under the Investment Advisers Act of 1940, as amended. The Adviser serves as investment adviser to the Initial Fund.

3.   Applicants seek an order to permit the Initial Fund to issue multiple classes of shares, each having its own fee and expense structure, and to impose asset-based distribution and service fees, and EWCs.

4.   Applicants request that the order also apply to any continuously offered registered closed-end management investment company that has been previously organized or that may be organized in the future for which the Adviser or any entity controlling, controlled by, or under common control with the Adviser, or any successor in interest to any such entity,[1] acts as investment adviser, and which operates as an interval fund pursuant to rule 23c-3 under the Act or provides periodic liquidity with respect to its shares pursuant to rule 13e-4 under the Securities Exchange Act of 1934 (the "Exchange Act") (each, a "Future Fund" and together with the Initial Fund, the "Funds").[2]

5.   The Initial Fund makes a continuous public offering of its shares. Applicants state that additional offerings by any Fund relying on the order may be on a private placement or public offering basis. Shares of the Funds will not be listed on any securities exchange, nor quoted on any quotation medium. The Funds do not expect there to be a secondary trading market for their shares.

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[1] A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[2] Any Fund relying on this relief in the future will do so in compliance with the terms and conditions of the application. Applicants represent that each entity presently intending to rely on the requested relief is listed as an applicant.

6.   If the requested relief is granted, the Initial Fund may offer classes of shares in addition to its initial share class, with each class having its own fee and expense structure. The terms of any additional classes may differ from the initial class pursuant to and in compliance with rule 18f-3 under the Act.

7.   Applicants state that shares of a Fund may be subject to a repurchase fee at a rate of no greater than 2% of the shareholder's repurchase proceeds if the interval between the date of purchase of the shares and the valuation date with respect to the repurchase of those shares is less than one year. Any repurchase fee will apply equally to all classes of shares of a Fund, consistent with section 18 of the Act and rule 18f-3 thereunder. Further, applicants represent that to the extent a Fund determines to waive, impose scheduled variations of, or eliminate any repurchase fee, it will do so consistently with the requirements of rule 22d-1 under the Act as if the repurchase fee were a CDSL (defined below) and as if the Fund were an open-end investment company and the Fund's waiver of, scheduled variation in, or elimination of, any such repurchase fee will apply uniformly to all shareholders of the Fund regardless of class.

8.   Applicants state that the Initial Fund adopted a fundamental policy to repurchase a specified percentage of its shares (no less than 5% and not more than 25%) at net asset value on a periodic basis. Such repurchase offers will be conducted pursuant to rule 23c-3 under the Act.[3] Each Future Fund will likewise adopt a fundamental investment policy in compliance with rule 23c-3 and make periodic repurchase offers to its shareholders, or provide periodic liquidity with respect to its shares pursuant to rule 13e-4 under the Exchange Act. Any repurchase offers made by the Funds will be made to all holders of shares of each such Fund.

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[3] Applicants submit that rule 23c-3 and Regulation M under the Exchange Act permit an interval fund to make repurchase offers to repurchase its shares while engaging in a continuous offering of its shares pursuant to rule 415 under the Securities Act of 1933, as amended.

9.   Applicants represent that any asset-based distribution and/or service fees for each class of shares of the Funds will comply with the provisions of FINRA Rule 2341 ("Sales Charge Rule").[4] Applicants also represent that each Fund will disclose in its prospectus the fees, expenses, and other characteristics of each class of shares offered for sale by the prospectus, as is required for open-end multiple class funds under Form N-1A.[5]   As is required for open-end funds, each Fund will disclose fund expenses borne by shareholders during the reporting period in shareholder reports, and describe in their prospectuses any arrangements that result in breakpoints in or elimination of sales loads in its prospectus.[6] In addition, applicants will comply with applicable enhanced fee disclosure requirements for fund of funds, including registered funds of hedge funds.[7]

10.   Each Fund will comply with any requirements that the Commission or FINRA may adopt regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements, as if those requirements applied to each Fund. In addition, each Fund will contractually require that any distributor of the Fund's shares comply with such requirements in connection with the distribution of such Fund's shares.

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[4] Any reference to the Sales Charge Rule includes any successor or replacement Sales Charge Rule that may be adopted by the Financial Industry Regulatory Authority ("FINRA").

[5] In all respects other than class-by-class disclosure, each Fund will comply with the requirements of Form N-2.

[6] *See* Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Release No. 26372 (Feb. 27, 2004) (adopting release) (requiring open-end investment companies to disclose fund expenses in shareholder reports); and Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Release No. 26464 (June 7, 2004) (adopting release) (requiring open-end investment companies to provide prospectus disclosure of certain sales load information).
[7] Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1, 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). See also Rules 12d1-1, et seq. of the Act.

11. Applicants state that each Fund may impose an EWC on shares submitted for repurchase that have been held less than a specified period and may grant waivers of the EWCs on repurchases in connection with certain categories of shareholders or transactions to be established from time to time. Applicants state that each Fund will apply the EWC (and any waivers or scheduled variations of the EWC) uniformly to all shareholders in a given class and consistently with the requirements of rule 22d-1 under the Act as if the Fund were an open-end investment company.

13. Each Fund operating as an interval fund pursuant to rule 23c-3 under the Act may offer its shareholders an exchange feature under which the shareholders of the Fund may, in connection with the Fund's periodic repurchase offers, exchange their shares of the Fund for shares of the same class of (i) registered open-end investment companies or (ii) other registered closed-end investment companies that comply with rule 23c-3 under the Act and continuously offer their shares at net asset value, that are in the Fund's group of investment companies (collectively, the "Other Funds"). Shares of a Fund operating pursuant to rule 23c-3 that are exchanged for shares of Other Funds will be included as part of the amount of the repurchase offer amount for such Fund as specified in rule 23c-3 under the Act. Any exchange option will comply with rule 11a-3 under the Act, as if the Fund were an open-end investment company subject to rule 11a-3. In complying with rule 11a-3, each Fund will treat an EWC as if it were a contingent deferred sales load ("CDSL").[8]

Applicants' Legal Analysis:

Multiple Classes of Shares

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[8] A CDSL, which may be assessed by an open-end fund pursuant to rule 6c-10 of the Act, is a distribution related charge payable to the distributor. Pursuant to the requested order, any EWC will likewise be a distribution-related charge payable to the distributor as distinguished from a repurchase fee, which is payable to a Fund to reimburse the Fund for costs incurred in liquidating securities in the Fund's portfolio.

1.   Section 18(a)(2) of the Act makes it unlawful for a closed-end investment company to issue a senior security that is a stock unless certain requirements are met. Applicants state that the creation of multiple classes of shares of the Funds may violate section 18(a)(2) because the Funds may not meet such requirements with respect to a class of shares that may be a senior security.

2.   Section 18(c) of the Act provides, in relevant part, that a registered closed-end investment company may not issue or sell any senior security that is stock if, immediately thereafter, the company has outstanding more than one class of senior security that is stock. Section 18(g) of the Act defines "senior security" that is stock as "any stock of a class having priority over any other class as to distribution of assets or payment of dividends". Applicants state that the creation of multiple classes of Shares of a Fund proposed herein may result in Shares of a class having "priority over another class as to payment of dividends," and being deemed a "senior security," because shareholders of different classes may pay different distribution fees, different shareholder services fees, and any other expense (as described elsewhere in this notice). Accordingly, applicants state that the creation of multiple classes of Shares of a Fund with different fees and expenses may be prohibited by section 18(c).

3.   Section 18(i) of the Act provides, in relevant part, that each share of stock issued by a registered management investment company will be a voting stock and have equal voting rights with every other outstanding voting stock. Applicants state that multiple classes of shares of the Funds may violate section 18(i) of the Act because each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

4.   Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction or any class or classes of persons, securities or transactions from any

provision of the Act, or from any rule or regulation under the Act, if and to the extent such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants request an exemption under section 6(c) from sections 18(a)(2), 18(c) and 18(i) to permit the Funds to issue multiple classes of shares.

5.   Applicants submit that the proposed allocation of expenses relating to distribution and voting rights among multiple classes is equitable and will not discriminate against any group or class of shareholders. Applicants submit that the proposed arrangements would permit a Fund to facilitate the distribution of its securities and provide investors with a broader choice of shareholder services. Applicants assert that the proposed closed-end investment company multiple class structure does not raise the concerns underlying section 18 of the Act to any greater degree than open-end investment companies' multiple class structures. Applicants state that each Fund will comply with the provisions of rule 18f-3 as if it were an open-end investment company.

Early Withdrawal Charges

1.   Section 23(c) of the Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

2.   Rule 23c-3 under the Act permits an interval fund to make repurchase offers of between five and twenty-five percent of its outstanding shares at net asset value at periodic

intervals pursuant to a fundamental policy of the interval fund. Rule 23c-3(b)(1) under the Act permits an interval fund to deduct from repurchase proceeds only a repurchase fee, not to exceed two percent of the proceeds, that is paid to the interval fund and is reasonably intended to compensate the fund for expenses directly related to the repurchase.

3.   Section 23(c)(3) provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

4.   Applicants request relief under section 6(c), discussed above, and section 23(c)(3) from rule 23c-3 to the extent necessary for the Funds to impose EWCs on shares of the Funds submitted for repurchase that have been held for less than a specified period.

5.   Applicants state that the EWCs they intend to impose are functionally similar to CDSLs imposed by open-end investment companies under rule 6c-10 under the Act. Rule 6c-10 permits open-end investment companies to impose CDSLs, subject to certain conditions. Applicants note that rule 6c-10 is grounded in policy considerations supporting the employment of CDSLs where there are adequate safeguards for the investor and state that the same policy considerations support imposition of EWCs in the interval fund context. In addition, applicants state that EWCs may be necessary for the distributor to recover distribution costs. Applicants represent that any EWC imposed by the Funds will comply with rule 6c-10 under the Act as if the rule were applicable to closed-end investment companies. The Funds will disclose EWCs in accordance with the requirements of Form N-1A concerning CDSLs as if the Fund were an open-end investment company.

Asset-based Service and Distribution Fees

1.   Section 17(d) of the Act and rule 17d-1 under the Act prohibit an affiliated person of (or principal underwriter for) a registered investment company, or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under section 17(d) and rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

2.   Rule 17d-3 under the Act provides an exemption from section 17(d) and rule 17d-1 to permit open-end investment companies to enter into distribution arrangements pursuant to rule 12b-1 under the Act. Applicants request an order under section 17(d) and rule 17d-1 under the Act to the extent necessary to permit the Funds to impose asset-based distribution and/or service fees. Applicants have agreed to comply with rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies, which they believe will resolve any concerns that might arise in connection with a Fund financing the distribution of its shares through asset-based service and distribution fees.

3.   For the reasons stated above, applicants submit that the exemptions requested under section 6(c) are necessary and appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants further submit that the relief requested pursuant to section 23(c)(3) will be consistent with the protection of investors and will ensure that applicants do not unfairly discriminate against any holders of the class of securities to be purchased. Finally, applicants state that the

Funds' imposition of asset-based distribution and/or service fees is consistent with the provisions, policies, and purposes of the Act and does not involve participation on a basis different from or less advantageous than that of other participants.

Applicants' Condition:

Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Fund relying on the order will comply with the provisions of rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the Act, as amended from time to time, as if those rules applied to closed-end management investment companies, and will comply with the Sales Charge Rule, as amended from time to time, as if that rule applied to all closed-end management investment companies.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary